Mail Stop 6010

November 9, 2007

VIA U.S. MAIL AND FAX 86 451 8611 6769

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
People's Republic of China 150060

> **Re:** **Harbin Electric, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 8, 2007**
> **File No. 001-33276**

Dear Mr. Xu:

We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Item 6. Management's Discussions and Analysis or Plan of Operation, page 21

Results of Operations, page 24

Fiscal Year 2006 Compared to Fiscal Year 2005, page 24

Operating Expenses, page 24

1.   We noted that your selling, general and administrative expenses increased
        approximately $3.3 million, or 395% in 2006 as compared with 2005. Your
        discussion herein is not specific to each line item and, therefore, does not provide
        adequate explanation for this significant increase. Please tell us the reasons for the
        significant increase. In addition, confirm to us you will explain the reasons for
        any significant changes in individual line items of the balance sheets, income
        statements and cash flow statements during the periods for which financial
        statements are presented in future filings. Further, where changes in financial
        statement line items are the result of more than one factor or offsetting factors the
        impact of each should be separately identified and quantified to the extent
        practicable.

Financial Statements, page 28

Statements of Income, page 31

2.   It is unclear to us why you did not classify the change in the fair value of the
        warrants as either a component of operating expenses or non-operating
        expense/income within your statement of income. Please refer to the November
        30, 2006, Current Accounting and Disclosure Issues in the Division of
        Corporation Finance. Please tell us how you considered this guidance in your
        determination of the appropriate classification for the change in the fair value of
        the warrants and tell us why you believe your presentation is appropriate.

Note 2. Accounting Policies, page 35

Revenue Recognition, page 37

3.   We noted your disclosure on page 9 that you provide after-sale services to your
        customers. Please tell us and revise your disclosures in future filings to tell
        investors more about the nature of these services and your related revenue
        recognition. Disclose whether you provide your services as part of a package to
        customers buying your products. If so, describe how you considered the guidance
        in EITF 00-21 in evaluating the deliverables and units of accounting of these

arrangements and disclose when you recognize revenue for each unit of accounting.

Note 5. Plant and Equipment, page 43

4.   Please tell us and revise future filings to discuss your current construction in progress, including the nature of the expenses, the expected date of completion and related terms of depreciation.

Note 9. Advance on Intangible Assets, page 44

5.   We noted that you entered into a joint research and development agreement with IEECAS on August 21, 2006 and to date you have invested $1.3 million and the remaining balance of $0.625 million will be invested prior to termination of the agreement in early 2009. Please clarify your accounting for this transaction for us, including the following:
  • Tell us more about the structure of the joint venture, the percentage of the joint venture you own and how you are accounting for your ownership (i.e. equity method, etc),
  • Tell us why you believe the 28 month amortization period over which the research and development expense will be allocated/expensed is appropriate,
  • Tell us how you are currently accounting for the final payment of $0.625 million, if at all, and why, and
  • Finally, tell us how you plan to account for the remaining payment of $0.625 million once paid.

       Please address our concerns in your future filings.

Form 10-QSB for the three and six months ended June 30, 2007

General

6.   Please provide us with your analysis, under Item 10(a)(2)(iv) of Regulation S-B that demonstrates you are eligible to file on Form 10-QSB starting with the quarter ended March 31, 2007.

Financial Statements, page 1

Statements of Income, page 2

7.   We noted that you recorded $763,408 in other income during the six months ended June 30, 2007. We see from your discussion on page 38 that this is grant

income that you received from the government. Please tell us more about the specific purpose of the grant and why you were eligible to receive these amounts from the government. For example, tell us if the grant is specifically related to research and development expenses you incurred or other specific expenditures made by the company. In this regard, tell us why you believe it is appropriate to classify the grant income as other income in the statement of income and why the amount was recorded as additional paid in capital. Cite the accounting guidance upon which you based your accounting.

Note 1. Organization and Description of Business, page 5

8.   We noted your discussion regarding your development agreement with Shelton Technology and see your required contributions totaling $3 million. Please tell us how you have accounted for the $1.2 million paid in April 2007 and how you have recorded the remaining payments in your financial statements, if at all. Please explain.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Zedong Xu
Harbin Electric, Inc.
November 9, 2007
Page 5

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant